

Entity Profile Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/02/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	EXEMPT FOREIGN FIRM APPROVED	07/17/1989

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/02/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
SWAP DEALER PENDING	12/19/2012
NFA MEMBER PENDING	12/19/2012
EXEMPT FOREIGN FIRM APPROVED	07/17/1989

Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002170	HSBC SECURITIES USA INC	7/16/2013	
0234336	SAMUEL MONTAGU INC	1/1/1991	12/8/1995

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	7/17/1989	

NFA ID	Doing Business With	Start Date	End Date
0527468	DE RIVA ASIA LIMITED	2/24/2020	3/10/2020
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	6/30/1997



Business Information

Name	**HSBC BANK PLC**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**365684514**

Business Address

Street Address 1	**HSBC BANK PLC**
Street Address 2	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone Number	**+ 44 (0) 207 9916302**
Fax Number	**N/A**
Email	**Not provided**
Website/URL	**HTTP://WWW.HSBCNET.COM/**
CRD/IARD ID	**Not provided**
	CORPORATION
	F



Exempt Foreign Firm Contact Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Exempt Foreign Firm Contact Address

First Name	**LINDA**
Last Name	**GLOVER**
Title	**MANAGER GLOBAL CLEARING SERVICES**
Street Address 1	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**44-207-991-5760**
Fax	**44-207 992-4963**
Email	**LINDA.J.GLOVER@HSBCGROUP.COM**



Other Names

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

HSBC FUTURES DIV OF MIDLAND BANK PLC

ALIAS

MIDLAND MONTAGU FUTURES

ALIAS



Location of Business Records

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Street Address 1	**HSBC BANK PLC**
Street Address 2	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Office of NFA located in New York, NY



Principal Information

Individual Information

NFA ID	**0471399**
Name	**BELL, COLIN**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-10-2021**

NFA ID	**0544124**
Name	**DOVE EDWIN, NORMA ADRIENNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-14-2022**

NFA ID	**0521604**
Name	**ELHEDERY, GEORGES BAHJAT**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-27-2019**

NFA ID	**0537214**
Name	**ELLIS, JULIET ANN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-02-2021**

NFA ID	**0516376**
Name	**GUJA, ARTUR JERZY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**09-27-2018**
NFA ID	**0519151**
Name	**GUYETT, GREGORY LAURENCE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-14-2019**
NFA ID	**0533655**
Name	**KWONG, TERECINA HOK YUEN**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-06-2021**
NFA ID	**0449237**
Name	**MARSH, MARY ELIZABETH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-02-2013**
NFA ID	**0263457**
Name	**OCONNOR, STEPHEN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-01-2018**
NFA ID	**0514845**
Name	**OMURA, YUKIKO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-05-2018**
NFA ID	**0541826**
Name	**SALMON, CHRISTOPHER KEITH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**12-22-2021**

NFA ID	**0514848**
Name	**STRUTZ, ERIC WOLFGANG**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-05-2018**

NFA ID	**0449238**
Name	**TRUEMAN, JOHN FRANCIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-05-2013**

NFA ID	**0350623**
Name	**WATTS, DAVID MICHAEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-23-2022**

NFA ID	**0485862**
Name	**WEISS, MICHAEL CARL**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-03-2021**

NFA ID	**0514853**
Name	**WRIGHT, ANDREW MERLAY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-06-2018**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-29-2012**



Non-U.S. Regulator Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTIUON
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
ITALY	BANK OF ITALY
SPAIN	BANK OF SPAIN
PORTUGAL	BANCO DE PORTUGAL
GREECE	BANK OF GREECE
ISRAEL	BANK OF ISRAEL
SLOVENIA	BANK OF SLOVENIA
FRANCE	BANQUE DE FRANCE
BELGIUM	NATIONAL BANK OF BELGIUM
CYPRUS	CENTRAL BANK OF CYPRUS
LUXEMBOURG	COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER
ITALY	COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA
CZECH REPUBLIC	CZECH NATIONAL BANK
AUSTRIA	FINANCIAL MARKET AUTHORITY
HUNGARY	MAGYAR NEMZETI BANK (THE CENTRAL BANK OF HUNGARY)
LITHUANIA	BANK OF LITHUANIA
JERSEY ISLAND	JERSEY FINANCIAL SERVICES COMMISSION
ISLE OF MAN	ISLE OF MAN FINANCIAL SERVICES AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
GUERNSEY	GUERNSEY FINANCIAL SERVICES COMMISSION

ICELAND	THE CENTRAL BANK OF ICELAND
LIECHTENSTEIN	FINANCIAL MARKET AUTHORITY
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY
FINLAND	FINANCIAL SUPERVISION AUTHORITY
NORWAY	FINANCIAL SUPERVISORY AUTHORITY OF NORWAY
DENMARK	DANISH FINANCIAL SUPERVISORY AUTHORITY
ESTONIA	FINANCIAL SUPERVISION AUTHORITY
LATVIA	FINANCIAL AND CAPITAL MARKET COMMISSION



Agent Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Current Agent

Agent ID	Agent Name	Start Date
0002170	HSBC SECURITIES USA INC	7/16/2013

Agent History

Agent ID	Agent Name	Start Date	End Date
0234336	SAMUEL MONTAGU INC	1/1/1991	12/8/1995



Doing Business With

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Registration Contact Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E145HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



Enforcement/Compliance Communication Contact Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
Street Address 2	**3RD FLOOR**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONODN**
Zip/Postal Code	**E145HQ**
Country	**UNITED KINGDOM**
Phone	**0044 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



Membership Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

Membership Contact

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

Accounting Contact

First Name	**DAVID**
Last Name	**GRIMSHAW**
Title	**REGIONAL COO**
Street Address 1	**8 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**0044 207 991 5626**
Email	**DAVID.GRIMSHAW@HSBC.COM**

Arbitration Contact

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**

Compliance Contact

First Name	**MARK**
Last Name	**FRITH**
Title	**SVP SWAP DEALER COMPLIANCE**
Street Address 1	**8 CANADA SQUARE**
Street Address 2	**3RD FLOOR**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+44 7996 704 226**
Email	**MARK.FRITH@HSBCIB.COM**

Chief Compliance Officer Contact

First Name	**MICHAEL**
Last Name	**WEISS**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**THIRD FLOOR, 8 CANADA SQUARE**
Street Address 2	**CANARY WHARF**
City	**LONDON**
Zip/Postal Code	**E14 5HQ**
Country	**UNITED KINGDOM**
Phone	**+ 44 207 9914153**
Email	**MICHAEL.C.WEISS@HSBC.COM**



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NFA ID 0209445 Enter HSBC BANK PLC

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Registration and Membership
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Hardcopies
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Filing History

NFA ID 0209445 HSBC BANK PLC

Sponsor ID

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Filter By:
Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
04/08/2022		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	FRITHM
04/08/2022		BUSINESS LOCATIONS CHANGED	FRITHM
03/03/2022		BUSINESS LOCATIONS CHANGED	FRITHM
01/07/2022		FIRM REGULATORY DMP ADDED - 18000	FRITHM
12/17/2021		FIRM REGULATORY DMP ADDED - 17963	FRITHM
10/29/2021		BUSINESS LOCATIONS CHANGED	FRITHM
09/29/2021		HOLDING COMPANY DELETED FOR ID 0517294	FRITHM
04/01/2020		ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	PEDREIRABETHENCM1
04/01/2020		BUSINESS LOCATIONS CHANGED	PEDREIRABETHENCM1
01/23/2020		BUSINESS LOCATIONS CHANGED	PEDREIRABETHENCM1
08/23/2019		U.S. REGULATOR INFORMATION ADDED	PEDREIRABETHENCM1
08/23/2019		NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019		NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019		NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019		NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019		NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019		NON-U.S. REGULATOR	PEDREIRABETHENCM1

	INFORMATION UPDATED	
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
08/12/2019	NON-U.S. REGULATOR INFORMATION UPDATED	PEDREIRABETHENCM1
10/18/2018	HOLDING COMPANY INFORMATION FILED	LOPICICHR1
02/20/2018	FIRM CRIMINAL MATTER INFORMATION FILED	LOPICICHR1
10/17/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/06/2017	FIRM FINANCIAL MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOPICICHR1
09/05/2017	FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED	LOPICICHR1
09/05/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
09/05/2017	FIRM CRIMINAL MATTER INFORMATION FILED	LOPICICHR1
06/21/2017	BUSINESS LOCATIONS CHANGED	LOPICICHR1
05/17/2017	FIRM REGULATORY MATTER INFORMATION FILED	LOPICICHR1
05/17/2017	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOPICICHR1
05/17/2017	FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	LOPICICHR1
05/16/2017	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOPICICHR1
04/18/2017	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/20/2017	BUSINESS LOCATIONS CHANGED	KIME1
01/05/2017	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/05/2017	ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED	DONNELLYD1
04/19/2016	BUSINESS LOCATIONS CHANGED	DONNELLYD1
03/10/2016	BUSINESS LOCATIONS CHANGED	KIME1
01/15/2016	BUSINESS LOCATIONS CHANGED	DONNELLYD1
01/15/2016	ENFORCEMENT/COMPLIANCE	DONNELLYD1

	COMMUNICATION CONTACT INFORMATION DELETED	
05/14/2015	BUSINESS LOCATIONS CHANGED	DYC
12/24/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
06/06/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
05/23/2014	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
05/01/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
04/25/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
01/28/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
01/24/2014	BUSINESS LOCATIONS CHANGED	VASENDENA1
05/29/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	VASENDENA1
05/29/2013	FIRM REGULATORY MATTER INFORMATION FILED	VASENDENA1
05/13/2013	FIRM REGULATORY DISCLOSURE QUESTION I CHANGED	NFRGCZJ
01/14/2013	FIRM REGULATORY MATTER INFORMATION FILED	BALLISATE
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
01/14/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY	BALLISATE
12/19/2012	FIRM APPLICATION FILED	NGAITHEJ
09/19/2006	BUSINESS LOCATIONS CHANGED	NFICCDM
09/19/2006	BUSINESS LOCATIONS CHANGED	NFICCDM
09/09/2004	BUSINESS LOCATIONS CHANGED	NFRGYXC



Disciplinary Information - Criminal Disclosures

Viewed on April 08, 2022

NFA ID 0209445 HSBC BANK PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0209445

HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

Current Criminal Disclosure Matter Summary (2 DMPs)

Show 100 entries

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14281	02/20/2018	U.S. V HSBC HOLDINGS PLC, CASE NO. 1:18-CR-00030-LDH (EDNY 2018)				
	14278	09/05/2017	DEFERRED PROSECUTION AGREEMENT AND RELATED SETTLEMENT AGREEMENTS INVOLVING HSBC HOLDINGS PLC, 12/02				

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

0209445	🔍

HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (25 DMPs)

Show [100 ▾] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
I	18000	01/07/2022	UK FINANCIAL CONDUCT AUTHORITY DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021	FINAL	11/2021		
E	17963	12/17/2021	EUROPEAN COMMISSION AT_40135	FINAL	12/2021		
	14275	10/17/2017	FEDERAL RESERVE BOARD CEASE AND DESIST ORDER, OCT. 2017.				
	14260	09/05/2017	SOUTH AFRICA COMPETITION TRIBUNAL, CC CASE NO. 2015APR0147				
	14261	09/05/2017	BRAZIL CADE ADMINISTRATIVE PROCEEDING 08700.004633/2015-04				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14276	05/17/2017	EURIBOR EC INFRINGEMENT DECISION 7 DECEMBER 2016				
	14258	12/24/2014	NOVEMBER 2014, FCA FINAL NOTICE 114216				
	14262	06/06/2014	HUNGARIAN FINANCIAL SERVICES AUTHORITY - APRIL 2011				
	14259	06/06/2014	HELLENIC DATA PROTECTION AUTHORITY 2013				
	14274	06/06/2014	HMRC FINE				
	14277	05/23/2014	EURIBOR EC STATEMENT OF OBJECTIONS 20 MAY 2014				
	14279	05/29/2013	2002 SPANISH MONEY LAUNDERING AUTHORITY				
	14280	01/14/2013	ASSUMPTION IN FORM COMPLETION				
	14273	12/19/2012	ASSUMPTIONS				
	14270	12/19/2012	BANK OF GREECE SANCTIONS				
	14269	12/19/2012	HUNGARIAN FSA (HFSA) REGULATORY FINE				
	14272	12/19/2012	NHFA LIMITED - SALES OF LONG TERM PRODUCTS TO THE ELDERLY				
	14263	12/19/2012	OMX HELSINKI AND OSLO BORS TRADE REPORTING				
	14264	12/19/2012	REGULATOR INVESTIGATIONS INTO THE SETTING OF LONDON INTER BANK OFFERED RATES AND EUROPEAN INTER BANK				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14271	12/19/2012	SPANISH MONEY LAUNDERING AUTHORITY (SEPBLAC) SANCTION FOR MONEY LAUNDERING BREACHES				
	14266	12/19/2012	UK AUTHORITY INVESTIGATIONS INTO PAYMENT PROTECTION INSURANCE (PPI)				
	14267	12/19/2012	UK FSA CONSULTATION ON ARCH CRU REDRESS SCHEME				
	14268	12/19/2012	UK FSA INVESTIGATIONS INTO INTEREST RATE DERIVATIVE SALES				
	14265	12/19/2012	UK FSA TRANSACTION REPORTING				
	14283	12/19/2012	VIRT-X TRADE AND TRANSACTION REPORTING				

❷ Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

0209445   🔍

HSBC BANK PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show 100 entries   Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14282	09/06/2017	MADOFF BANKRUPTCY TRUSTEE ACTION				

❓ Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

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Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: ▤ Show Questions

⬚ A   ⬚ B   ⬚ C

Criminal Case Information

COURT TYPE AND FILING DATE

❓ Court Type:
❓ Date Filed:

COURT INFORMATION

❓ Name of Court:
❓ City or County:
❓ State:
❓ Country:

CASE INFORMATION

❓ Case Number:
❓ Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

HSBC HOLDINGS PLC, THE PARENT COMPANY OF HSBC BANK PLC, IS PARTY TO A FIVE-YEAR DEFERRED PROSECUTION AGREEMENT (DPA) WITH THE U.S. DEPARTMENT OF JUSTICE, AND PROVIDED AN UNDERTAKING TO THE U.K. FINANCIAL SERVICES AUTHORITY (NOW, THE FINANCIAL CONDUCT AUTHORITY) (AND SUBSEQUENTLY SUPERSEDED BY A DIRECTION ISSUED IN APRIL 2013), PURSUANT TO WHICH AN INDEPENDENT COMPLIANCE MONITOR WAS APPOINTED, IN JULY 2013, FOR AN EXPECTED FIVE-YEAR PERIOD TO PRODUCE ANNUAL ASSESSMENTS OF THE HSBC GROUP'S ANTI-MONEY LAUNDERING AND SANCTIONS COMPLIANCE PROGRAMME. HSBC HOLDINGS PLC AND CERTAIN OF ITS U.S. SUBSIDIARIES ALSO ENTERED INTO OTHER AGREEMENTS WITH OR CONSENTED TO CEASE-AND-DESIST ORDERS OF U.S. GOVERNMENT AUTHORITIES, INCLUDING THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM, IN RELATION TO VIOLATIONS OF U.S. SANCTIONS LAWS. THE DPA AND RELATED SETTLEMENTS RESULTED IN THE IMPOSITION OF A MONETARY PENALTY AMOUNTING TO US$1.92 BILLION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

---

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

❮ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: ☰ Show Questions

☐ A   ☐ B   ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:

❓ State:

❓ Country:

CASE INFORMATION

❓ Case Number:

❓ Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON JANUARY 18, 2018, THE UNITED STATES DEPARTMENT OF JUSTICE (DOJ) ANNOUNCED THAT IT HAD ENTERED INTO A THREE-YEAR DEFERRED PROSECUTION AGREEMENT WITH HSBC HOLDINGS PLC (HSBC HOLDINGS), THE PARENT COMPANY OF HSBC BANK PLC, TO RESOLVE THE DOJ S INVESTIGATION INTO HISTORICAL FOREIGN EXCHANGE SALES AND TRADING ACTIVITIES WITHIN ITS GLOBAL MARKETS BUSINESS. HSBC HOLDINGS AND HSBC BANK PLC STIPULATED TO THE FACTS IN THE AGREEMENT WHICH CONCERNS IMPROPER TRADING AND THE MISAPPROPRIATION OF CONFIDENTIAL CLIENT INFORMATION IN CONNECTION WITH TWO FOREIGN EXCHANGE TRANSACTIONS IN 2010 AND 2011. THE DEFERRED PROSECUTION AGREEMENT REQUIRES HSBC HOLDINGS TO PAY A TOTAL OF $101.5 MILLION, INCLUDING A $63.1 MILLION FINE AND $38.4 MILLION IN RESTITUTION. HSBC HOLDINGS MADE THE $63.1 MILLION FINE PAYMENT ON JANUARY 23, 2018, WITH RESTITUTION PAYABLE WITHIN 30 DAYS AFTER EXECUTION OF THE AGREEMENT. THE AGREEMENT, RECOGNIZING THAT HSBC HOLDINGS HAS ALREADY ENGAGED IN REMEDIAL MEASURES, REQUIRES HSBC HOLDINGS TO MONITOR ITS COMPLIANCE WITH THE AGREEMENT S OBLIGATIONS AND PROVIDE ANNUAL REPORTS TO THE DOJ FOR THE TERM OF THE AGREEMENT. AMONG OTHER REQUIREMENTS, HSBC HOLDINGS ALSO AGREED TO FURTHER ENHANCE THE COMPLIANCE PROGRAM AND

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each action.

Back to Summary | Amend

Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: Show Question

- [ ] J

Case Information

BANKRUPTCY CASE INFORMATION

- United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:
- Case Number:

ADVERSARY CASE INFORMATION

- Court where the adversary action was filed:
- Court Location:
- Case Number of Adversary Action:
- Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

BANKR SDNY ADV PRO NO 09-1364 (BRL)
EWHC (QB) CLAIM NO 2010 FOLIO 1479

HSBC BANK PLC, TOGETHER WITH OTHER HSBC GROUP COMPANIES THAT PROVIDED CUSTODIAL, ADMINISTRATION AND OTHER SERVICES TO A NUMBER OF NON-U.S. FUNDS WHOSE ASSETS WERE INVESTED WITH BERNARD L. MADOFF INVESTMENT SECURITIES LLC ('MADOFF SECURITIES'), IS THE SUBJECT OF AN ACTION IN THE U.S. BANKRUPTCY COURT BY THE TRUSTEE FOR THE LIQUIDATION OF MADOFF SECURITIES SEEKING, AMONG OTHER THINGS, RECOVERY OF TRANSFERS RECEIVED FROM MADOFF SECURITIES IN AN AMOUNT NOT YET PLEADED OR DETERMINED.
IN MARCH 2017, THE TRUSTEE APPEALED TO THE SECOND CIRCUIT COURT OF APPEALS (WHICH HAS NOT YET

DETERMINED WHETHER IT WILL HEAR THE APPEAL) THE DECISION OF THE BANKRUPTCY COURT DISMISSING THE TRUSTEE'S CLAIMS FOR RECOVERY OF WHOLLY FOREIGN TRANSFERS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▦ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ☑ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR   Name of Regulatory Body: UK FINANCIAL CONDUCT AUTHORITY

CASE INFORMATION

❓ Case Number: DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021
❓ Case Status: FINAL
❓ Date Resolved:
NOVEMBER 2021
❓ Were any of the following sanctions imposed?:
Other: FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On December 17, 2021, the UK Financial Conduct Authority (FCA) issued its decision (Decision Notice) to impose a civil monetary penalty in the amount of GBP 63,946,800 against HSBC Bank PLC (HBEU) for historical breaches of the UK Money Laundering Regulations 2007. HBEU is the only subject of the FCA's Decision Notice.

The FCA found that for the period March 2010 through March 2018, HBEU's transaction monitoring controls did not comply with certain provisions of the UK Money Laundering Regulations 2007 (Sections 20(1)(a) and 20(1)(f)). Specifically, the FCA found that HBEU's policies and procedures for two of its key automated transaction monitoring systems were not appropriate or sufficiently risk sensitive and that HBEU did not ensure the policies that managed and monitored those systems were adequately followed. The FCA criticised three components of HBEU's UK automated transaction monitoring systems, namely: scenario coverage, parameters and data. The FCA found that these deficiencies meant that HBEU did not have an adequately effective automated transaction monitoring system in the UK.

The FCA's Decision Notice recognised HSBC's large-scale remediation programme, which began in 2012 and included, among other

---

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [All ▼] entries   Search: [_____]

Description	Uploaded File
DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021	DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021.…

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
NON-U.S. REGULATOR Name of Regulatory Body: EUROPEAN COMMISSION

CASE INFORMATION

Case Number: AT_40135

Case Status: FINAL

Date Resolved:
DECEMBER 2021

Were any of the following sanctions imposed?:
Other: FINE

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The European Commission announced on 2 December 2021 the resolution of a cartel investigation into historical conduct in the Foreign Exchange spot trading market. It found five financial institutions to have infringed EU competition law, including HSBC (HSBC Bank plc and, as parentally liable, HSBC Holdings plc). HSBC was named in the settlement decision and will pay a fine because of the involvement of a former trader in a single online professional chatroom from May 2011 to June 2012. The Commission's investigation focused on the trading of the G10 currencies. The Commission's investigation revealed that traders acting on behalf of the banks exchanged sensitive information and trading plans, and occasionally coordinated their trading strategies through the online professional chatroom. HSBC cooperated with the investigation.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show   All   entries   Search:

Description	Uploaded File
AT_40135 - CONFIDENTIALITY STATEMENT	AT40135 Confidentiality statement.pdf
AT_40135 - PRESS RELEASE	AT40135 Press release.pdf

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON 22 JUNE 2006, HBEU WAS FINED 15,000 GBP BY VIRT-X, FOR FAILING TO REPORT TRADES IN ACCORDANCE WITH EXCHANGE RULES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

 Please wait while we load all the DMP section data...   ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

◀ **Back to Summary**

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ☰ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ○ I

Regulatory Case Information

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

I AM APPLYING TO BECOME A PRINCIPAL OF HSBC BANK PLC, WHICH HAS BEEN THE SUBJECT OF CERTAIN REGULATORY ACTIONS. TO THE BEST OF MY KNOWLEDGE AND BELIEF, I HAVE NOT BEEN PERSONALLY NAMED IN ANY OF HSBC BANK PLC'S REGULATORY ACTIONS AND MY ABILITY TO ENGAGE IN THE FINANCIAL SERVICES INDUSTRY HAS NOT BEEN IMPACTED AS RESULT OF THE FIRM'S REGULATORY ACTIONS. HSBC BANK PLC HAS APPROPRIATELY DISCLOSED THESE REGULATORY ACTIONS ON ITS FORM 7-R.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please wait while we load all the DMP section data...

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

- [ ] D
- [ ] E
- [ ] F
- [ ] G
- [ ] H
- [ ] I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

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Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SPANISH SUPREME COURT HAS REJECTED HSBC'S APPEAL, AND THE FINE OF 2.1 MILLION EUROS WAS CONFIRMED. NO FURTHER APPEAL IS POSSIBLE, THIS ISSUE IS CONSIDERED AS CLOSED.

THE ORDER DOES NOT IN ANY WAY LIMIT HSBC'S ABILITY TO ENGAGE IN ANY BUSINESS IN THE FINANCIAL SERVICES
INDUSTRY.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer
and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of
attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it
to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please
include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ⊞ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ○ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

HSBC BANK PLC IS ONE OF THE NAMED ENTITIES IN EUROPEAN COMMISSION'S (EC) STATEMENT OF OBJECTIONS (DESCRIBED IN A 20 MAY EC PRESS RELEASE).

ON 20 MAY 2014 THE EUROPEAN COMMISSION PROVIDED HSBC BANK PLC, WITH A COPY OF A STATEMENT OF OBJECTIONS (SO) REFLECTING ITS PRELIMINARY CONCLUSION THAT HSBC BANK PLC WAS PARTY TO AN INFRINGEMENT OF EUROPEAN COMPETITION LAW IN THE EURO INTEREST RATE DERIVATIVE MARKET VIA ITS ALLEGED PARTICIPATION, FOR A PERIOD OF AROUND 6 WEEKS IN FEBRUARY-MARCH 2007, IN A CARTEL INVOLVING SIX OTHER BANKS. FOUR OF THOSE OTHER BANKS PREVIOUSLY DECIDED TO ADMIT LIABILITY AND SETTLE WITH THE COMMISSION IN LATE 2014; HSBC BANK PLC DID NOT DO SO BECAUSE IT DOES NOT CONSIDER THAT IT PARTICIPATED IN A CARTEL INFRINGEMENT AND INTENDS TO DEFEND ITSELF VIGOROUSLY. THE COMMISSION IS

NOW PURSUING ITS CASE AGAINST THE THREE NON-SETTLING BANKS INCLUDING HSBC.



Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Regulatory Case Information

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HSBC BANK PLC, ITS PARENT COMPANY, HSBC HOLDINGS PLC, AND ITS SUBSIDIARY, HSBC FRANCE S.A., ARE NAMED PARTIES IN A DECISION OF THE EUROPEAN COMMISSION (EC), DATED 7 DECEMBER 2016, AND DESCRIBED IN A EC PRESS RELEASE OF THAT DATE, DETERMINING AN INFRINGEMENT OF EU COMPETITION LAW TO HAVE OCCURRED IN THE EURO INTEREST RATE DERIVATIVES MARKET. THE EC'S DECISION RELATES TO ALLEGATIONS OF EURIBOR MANIPULATION AND RELATED PURPORTED COLLUSIVE CONDUCT BY SEVEN BANKING GROUPS.

THE IMPUGNED CONDUCT WAS ALLEGEDLY ENGAGED IN BY EMPLOYEES OF HSBC FRANCE S.A. OVER A PERIOD OF APPROXIMATELY ONE MONTH IN EARLY 2007.

THE EC IMPOSED A FINE OF €33.6 MILLION ON THE HSBC ENTITIES. THE HSBC ENTITIES CONTINUE TO DISPUTE THE

FINDINGS IN THE EC DECISION AND, ON 17 FEBRUARY 2017, FILED AN APPEAL TO THE GENERAL COURT OF THE EUROPEAN UNION SEEKING AN ANNULMENT OF THE DECISION AS IT RELATES TO THE HSBC ENTITIES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

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Regulatory Case Information

REGULATORY INFORMATION

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DOCKET NOS. 17-010-B-FB, 17-010-B-HC, 17-010-CMP-FB, 17-010-CMP-HC

ON 29 SEPTEMBER 2017, THE FEDERAL RESERVE BOARD ("FRB") ANNOUNCED THAT IT HAD FINED HSBC HOLDINGS PLC AND HSBC NORTH AMERICA HOLDINGS, INC., APPROXIMATELY $175 MILLION FOR ENGAGING, THROUGH THEIR RESPECTIVE SUBSIDIARIES, HSBC BANK PLC AND HSBC BANK USA, N.A., IN UNSAFE AND UNSOUND PRACTICES IN CONNECTION WITH FOREIGN EXCHANGE (FX) TRADING. THE FINE WAS FOR DEFICIENCIES IN OVERSIGHT OF, AND INTERNAL CONTROLS OVER, FX TRADERS WHO BUY AND SELL U.S. DOLLARS AND FOREIGN CURRENCY FOR PROPRIETARY ACCOUNTS AND FOR CUSTOMERS. THE FRB'S ORDER REQUIRES IMPROVEMENTS IN CONTROLS AND COMPLIANCE RISK MANAGEMENT CONCERNING FX TRADING.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

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ON 20 DECEMBER 2011 HSBC BANK PLC ADVISED HER MAJESTY'S REVENUE AND CUSTOMS (HMRC) THAT A REVIEW IDENTIFIED THAT THE CASH E-ISA DECLARATION PROVIDED TO FIRST DIRECT CUSTOMERS VIA THE ELECTRONIC MESSAGING SYSTEM DID NOT SHOW ALL THE RELEVANT STATEMENTS REQUIRED UNDER THE ISA GUIDELINES. THIS INVALIDATED 50,191 ISA DECLARATIONS. HMRC IMPOSED A PENALTY OF £10,038 ON HSBC BANK PLC AS A CONSEQUENCE (EXACT DATE UNKNOWN). THIS REPRESENTED A FINE OF 20P PER ERROR. HSBC BANK AGREED TO ISSUE A VALID DECLARATION TO ALL IMPACTED CUSTOMERS.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Regulatory Case Information

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HSBC BANK PLC IS ONE OF THE WORLD'S LARGEST BANKING AND FINANCIAL SERVICES ORGANISATIONS. ITS BUSINESSES ENCOMPASS A BROAD RANGE OF FINANCIAL SERVICES AND PRODUCTS, INCLUDING PERSONAL FINANCIAL SERVICES, COMMERCIAL BANKING, SECURITIES SERVICES AND GLOBAL BANKING AND MARKETS. GIVEN THE BREADTH OF ITS OPERATIONS, GEOGRAPHICAL REACH AND CLIENT BASE, AND THE DATE OF ITS ORIGINAL INCORPORATION (1865), IT HAS HAD TO MAKE CERTAIN ASSUMPTIONS TO ENABLE IT TO RESPOND TO THE DISCLOSURE REQUIREMENTS IN THIS FORM. THE RESPONSE PROVIDED IS BASED ON A REVIEW OF DATA FROM THE PRECEDING 10 YEAR PERIOD. HSBC

BELIEVES THIS IS AN APPROPRIATE REFERENCE TIMEFRAME GIVEN CHANGES IN THE EUROPEAN REGULATORY REGIME OVER THAT PERIOD AS WELL AS THE BANK'S EVOLUTION SINCE ITS TAKEOVER BY HSBC HOLDINGS AND RENAMING FROM MIDLAND BANK (IN 1999). TO COVER THE LATTER EVENT, AN ADDITIONAL ANALYSIS OF AUDITED ANNUAL REPORTS SINCE 1997 HAS BEEN CONDUCTED AND THERE ARE NO RELEVANT DISCLOSURES FOR THAT TIME PERIOD IDENTIFIED AS A RESULT OF THIS ANALYSIS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Regulatory Case Information

REGULATORY INFORMATION

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❓ Were any of the following sanctions imposed?:

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ON 2 DECEMBER 2011, THE FSA IMPOSED A FINANCIAL PENALTY OF 10,500,000 GBP ON HSBC RELATING TO INVESTMENT ADVICE AND SALES OF INVESTMENT PRODUCTS PROVIDED BY ONE OF ITS SUBSIDIARIES, NHFA LIMITED (NHFA), BETWEEN 15 JULY 2005 AND 20 JULY 2010 (THE RELEVANT PERIOD). DURING THE RELEVANT PERIOD, 2,485 CUSTOMERS WERE ADVISED TO INVEST IN ASSET-BACKED INVESTMENT PRODUCTS, TYPICALLY INVESTMENT BONDS, WHICH WERE USED TO FUND LONG-TERM CARE COSTS FOR ELDERLY CUSTOMERS. THE SALES WERE MADE BY NHFA AND RESULTED IN A BREACH OF PRINCIPLE 9 (CUSTOMERS: RELATIONSHIPS OF TRUST) OF THE FSA'S

PRINCIPLES FOR BUSINESSES AND ASSOCIATED RULES.

HSBC IDENTIFIED THE SERIOUS FAILINGS AT NHFA, PROVIDED A REPORT TO THE FSA AND IMPLEMENTED A COMPREHENSIVE IMPROVEMENT PROGRAMME AT NHFA TO ADDRESS ITS FAILINGS. THIS INVOLVED MAKING IMPROVEMENTS TO NHFA'S SALES PROCESSES AND THE TRAINING PROVIDED TO ITS MANAGERS AND ADVISERS. AS A RESULT, A REVIEW BY A THIRD PARTY OF A SAMPLE OF NHFA SALES MADE AFTER JULY 2010 DEMONSTRATED

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION
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CASE INFORMATION
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❓ Were any of the following sanctions imposed?:

Comments

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SEPBLAC ISSUED HSBC WITH A MONEY LAUNDERING SANCTION AND FINE OF 2.1MILLION EUROS IN 2002 FOR ALLEGED BREACHES OF SPANISH MONEY LAUNDERING DETERRENCE REGULATIONS. A FINAL APPEAL WAS LODGED IN FEBRUARY 2006 TO THE SUPREME COURT. THE SUPREME COURT RENDERED THE PREVIOUS COURT DECISION UNENFORCEABLE, AS NOT ALL THE EVIDENCE HAD BEEN CONSIDERED, AND THE CASE WAS REFERRED BACK TO A LOWER COURT. ON 23 SEPTEMBER 2009, THE LOWER COURT UPHELD THE FINE, HAVING CONSIDERED ALL THE EVIDENCE. HSBC SPAIN APPEALED THE FINE IN FRONT OF THE SUPREME COURT AND IS WAITING FOR A FINAL DECISION.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

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DURING THE FIRST HALF OF 2008, HSBC ATHENS BRANCH WAS FINED BY THE BANK OF GREECE (BOG) IN THE FORM OF A "NON INTEREST BEARING" DEPOSIT OF €1,200,000 FOR SIX MONTHS IN RESPECT OF NON-COMPLIANCE WITH CERTAIN PROVISIONS OF THE GREEK ANTI MONEY LAUNDERING LAW AND RELATED BANK OF GREECE REGULATIONS, RESULTING IN A COST OF €30,000.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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IN NOVEMBER 2008, HSBC WAS FINED 80 MILLION HUNGARIAN FORINT (430, 000 USD) BY THE HFSA FOR CONDUCTING TRADING IN HUNGARIAN GOVERNMENT BONDS WITHOUT HAVING BONDS AVAILABLE FOR DELIVERY. HSBC APPEALED THE FINE AND IN SEPTEMBER 2010 THE HUNGARIAN COURT OF APPEAL ANNULLED THE HFSA DECISION AND ASKED THE HFSA TO RETURN THE FINE OF 80 MILLION HUNGARIAN FORINT TO HSBC. HFSA HAS BEEN ORDERED TO REPEAT ITS REVIEW OF HSBC'S TRADING CONDUCT AND HAS ALSO APPEALED TO THE SUPREME COURT FOR RE-CONSIDERATION OF THE DECISION REACHED BY THE COURT OF APPEAL.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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BETWEEN APRIL AND JUNE 2012, THE UK FSA CONDUCTED A THEMATIC REVIEW OF INTEREST RATE HEDGING PRODUCTS (IRPS) SOLD BY THE MAJOR MARKET PARTICIPANTS, BARCAP, RBS, LLOYDS AND HSBC, TO SMALL AND MEDIUM ENTERPRISES (SMES) CLASSIFIED AS RETAIL CUSTOMERS. ON 29 JUNE THE FSA ANNOUNCED THAT IT HAD COMPLETED ITS REVIEW AND HAD IDENTIFIED FAILINGS WITHIN THE MARKET GENERALLY FOR THESE PRODUCTS. IN SUMMARY THESE FINDINGS, NOT SPECIFIC TO ANY ONE FIRM, RELATED TO THE COMPLEXITY OF CERTAIN STRUCTURED PRODUCTS, THE LEVEL OF DISCLOSURE PROVIDED TO CLIENTS REGARDING PRODUCT FEATURES AND RISKS, THE APPROPRIATENESS OF SALES INCENTIVES AS WELL AS EVIDENCE OF POOR RECORD KEEPING. FSA ALSO ANNOUNCED THAT THE FOUR BANKS HAD VOLUNTARILY AGREED TO UNDERTAKE CERTAIN ACTIONS UNDER A SECTION 166 FINANCIAL SERVICES AND MARKETS ACT 2000 (SKILLED PERSON REPORT) FRAMEWORK INCLUDING: (I) PROVIDING REDRESS TO CERTAIN CUSTOMERS THAT HAD TRADED STRUCTURED COLLARS DURING THE PERIOD

2001 - 2012;
(II) REVIEWING THE SALES OF CERTAIN OTHER PRODUCTS TO A DEFINED GROUP OF CUSTOMERS WITHIN THE SAME ▼

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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THE UK FSA HAS LAUNCHED A THREE-MONTH CONSULTATION ON 30 APRIL ON ESTABLISHING A CONSUMER REDRESS SCHEME, WHICH COULD DELIVER MORE THAN £100 MILLION COMPENSATION TO INVESTORS WHO WERE MIS-SOLD THE CF ARCH CRU INVESTMENT AND DIVERSIFIED FUNDS.

THE PROPOSED REDRESS SCHEME IS IN ADDITION TO THE £54 MILLION PAYMENT SCHEME ANNOUNCED IN 2011, AND INVOLVES HSBC AMONG OTHER INSTITUTIONS.

EVIDENCE GATHERED BY THE FSA INDICATES WIDESPREAD MIS-SELLING OF THE ARCH CRU FUNDS. THESE WERE HIGH-RISK FUNDS, SOLD UNSUITABLY AS LOW OR MEDIUM RISK, LEADING TO SIGNIFICANT CONSUMER DETRIMENT. THE FSA REQUIRES THAT AUTHORISED ADVISERS MUST UNDERSTAND THE PRODUCT THEY ARE RECOMMENDING, CARRY OUT THEIR OWN ASSESSMENT OF ITS RISKS AND ONLY RECOMMEND PRODUCTS THAT MATCH THE CUSTOMER'S RISK APPETITE. THE FSA'S PROPOSED REDRESS SCHEME IS DESIGNED TO PUT INVESTORS BACK INTO

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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FOLLOWING INDUSTRY-WIDE INVESTIGATIONS LED BY VARIOUS UK AUTHORITIES, HSBC STOPPED SELLING PAYMENT PROTECTION INSURANCE IN 2007 (PPI HAD BEEN SOLD SINCE THE EARLY 1990S). PPI PROVIDED COVER TO CUSTOMERS FOR THE REPAYMENT OF LOANS, MORTGAGES OR OTHER CREDIT IN THE EVENT OF ACCIDENT, SICKNESS, UNEMPLOYMENT OR DEATH. IN EARLY 2011 THE FSA IMPLEMENTED REVISED INDUSTRY-WIDE RULES FOR THE HANDLING OF PPI COMPLAINTS BROUGHT BY CUSTOMERS BY ALL UK REGULATED FINANCIAL SERVICES FIRMS. AS PART OF THOSE RULES HSBC (AS WELL AS A NUMBER OF OTHER UK BANKS) WAS REQUIRED TO CARRY OUT ROOT CAUSE ANALYSIS OF CERTAIN PRODUCTS, FROM WHICH IT WOULD BE REQUIRED TO CONTACT CERTAIN CUSTOMERS TO PRO-ACTIVELY OFFER REDRESS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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Were any of the following sanctions imposed?:

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ON 14 DECEMBER 2005, THE FSA IMPOSED A FINANCIAL PENALTY OF 100,000 GBP ON HSBC FOR FAILING TO TAKE REASONABLE STEPS TO ENSURE THE ACCURACY OF TRANSACTION REPORTS IT MADE TO THE FSA FROM DECEMBER 2002 UNTIL AUGUST 2005. IN FAILING TO ENSURE THE ACCURACY OF ITS TRANSACTION REPORTS, HSBC BREACHED RULE 15.61 OF FSA'S SUPERVISION HANDBOOK.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

> VARIOUS REGULATORS, COMPETITION AND ENFORCEMENT AUTHORITIES AROUND THE WORLD INCLUDING IN THE UK, THE US AND THE EU, ARE CONDUCTING INVESTIGATIONS RELATED TO CERTAIN PAST SUBMISSIONS MADE BY PANEL BANKS IN CONNECTION WITH THE SETTING OF LIBOR AND EURIBOR. AS CERTAIN HSBC ENTITIES ARE MEMBERS OF SUCH PANELS, HSBC AND/OR ITS SUBSIDIARIES HAVE BEEN THE SUBJECT OF REGULATORY DEMANDS FOR INFORMATION AND ARE COOPERATING WITH THEIR INVESTIGATIONS. IN ADDITION, HSBC AND OTHER PANEL BANKS HAVE BEEN NAMED IN PUTATIVE CLASS ACTION LAWSUITS FILED BY PRIVATE PARTIES IN THE US WITH RESPECT TO THE SETTING OF US DOLLAR LIBOR.
>
> BASED ON THE FACTS CURRENTLY KNOWN, IT IS NOT PRACTICABLE AT THIS TIME FOR HSBC TO PREDICT THE

RESOLUTION OF THESE REGULATORY INVESTIGATIONS OR PUTATIVE CLASS ACTION LAWSUITS, INCLUDING THE TIMING AND POTENTIAL IMPACT, IF ANY, ON HSBC.



Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
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Comments

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IN AUGUST AND SEPTEMBER 2007, HSBC WAS FINED 40,000 EUROS AND 300,000 NORWEGIAN KRONA, BY OMX HELSINKI AND OSLO BORS RESPECTIVELY, FOR FAILING TO REPORT TRADES IN ACCORDANCE WITH EXCHANGE RULES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

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CASE INFORMATION

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Case Status:

Were any of the following sanctions imposed?:

Comments

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HSBC BANK PLC WAS FINED USD 1750 BY HUNGARIAN FINANCIAL SERVICES AUTHORITY (HFSA) IN APRIL 2011 FOR BOTH: (1) FAILING TO PUBLISH COMPLAINT HANDLING PROCEDURES; AND (2) HAVING A COMPLAINTS PROCEDURE BETWEEN 1 JANUARY 2010 AND 25 OCTOBER 2010 WHICH WAS NOT FULLY COMPLIANT. THIS FINE FOLLOWED AN INDUSTRY-WIDE REVIEW BY HFSA OF COMPLAINTS HANDLING PROCEDURES AND PRACTICES IN Q4 2010. HSBC BANK PLC IS NOW COMPLIANT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

◀ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

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IN DECEMBER 2016, HSBC BANK PLC ENTERED INTO A SETTLEMENT WITH BRAZIL'S ADMINISTRATIVE COUNCIL OF ECONOMIC DEFENSE ('CADE') IN CONNECTION WITH CADE'S INVESTIGATION INTO A NUMBER OF BANKS, INCLUDING HSBC BANK PLC, RELATING TO PRACTICES IN THE OFFSHORE FOREIGN EXCHANGE MARKET. THE INVESTIGATION CONCERNED ALLEGED ATTEMPTS TO FIX PRICES AND SPREADS, RESTRAIN COMPETITION AND MANIPULATE BENCHMARK RATES. UNDER THE TERMS OF THE SETTLEMENT, HSBC BANK PLC AGREED TO PAY A FINANCIAL PENALTY OF BRL 19.9M (APPROXIMATELY USD 5.85M) TO CADE.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

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CASE INFORMATION

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Were any of the following sanctions imposed?:

Comments

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IN FEBRUARY 2017, THE COMPETITION COMMISSION OF SOUTH AFRICA REFERRED A COMPLAINT FOR PROCEEDINGS BEFORE THE SA COMPETITION TRIBUNAL AGAINST A NUMBER OF FINANCIAL INSTITUTIONS, INCLUDING HSBC BANK PLC, FOR ALLEGED MISCONDUCT RELATED TO THE FOREIGN EXCHANGE MARKET IN VIOLATION OF SA ANTITRUST LAWS. THE COMPLAINT ALLEGES THAT RESPONDENTS ENTERED INTO AN AGREEMENT AND/OR ENGAGED IN A CONCERTED PRACTICE TO DIRECTLY OR INDIRECTLY FIX BIDS, OFFERS AND BID-OFFER SPREADS AND TO ALLOCATE CUSTOMERS AND SUPPLIERS IN RESPECT OF USD/ZAR TRADING. THIS MATTER IS ONGOING.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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Case Status:

Were any of the following sanctions imposed?:

Comments

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ON 29 NOVEMBER 2012 THE HELLENIC DATA PROTECTION AUTHORITY (HDPA) UNDERTOOK A ONE DAY DAWN RAID AT HSBC BANK PLC'S GREEK BRANCH OFFICES REQUESTING INFORMATION ABOUT A THIRD PARTY SUPPLIER OF PERSONAL MARKETING DATA. THE HSBC WEALTH MANAGEMENT BUSINESS HAD A CONTRACTUAL AGREEMENT WITH THE THIRD PARTY. ON 25 SEPTEMBER 2013, HSBC BANK PLC RECEIVED A FINE OF 75,000 EUROS FROM HDPA. HDPA HELD THAT HSBC BANK PLC WAS NOT IN COMPLIANCE WITH DATA PROTECTION LAW 2472/97 ON DATA COLLECTION AND PROCESSING. THE BANK PAID THE FINE ON 22 OCTOBER AND THEN SUBSEQUENTLY APPEALED THE DECISION ON 25 NOVEMBER 2013. THE RELEVANT FILES WERE DELETED BY HSBC BANK PLC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0209445 - HSBC BANK PLC

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Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

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ON NOVEMBER 11, 2014, THE FCA REACHED A SETTLEMENT WITH HSBC BANK PLC ("HSBC") IN CONNECTION WITH ITS INVESTIGATION INTO THE G10 SPOT FX VOICE TRADING BUSINESS.
THE FCA ISSUED A FINAL NOTICE, FIRM REFERENCES NUMBER 114216, FINDING THAT HSBC'S SYSTEM AND CONTROL FAILINGS CONSTITUTED A BREACH OF PRINCIPLE 3 OF FCA'S PRINCIPLES FOR BUSINESSES, AND ACCORDINGLY IMPOSED A FINANCIAL PENALTY OF £216,363,000 (£58,863,000 OF WHICH IS ATTRIBUTABLE TO THE BRECH OF PRINCIPLE 3, AND £157,500,000 OF WHICH IS FOR THE PURPOSES OF "CREDIBLE DETERRENCE"). ON NOVEMBER 11, 2014, THE BLOOMBERG

EXCHANGE RATE, GBP HISTORICAL PRICE WAS 1.5919, WHICH CONVERTS THE £216,363,000 FINE TO APPROXIMATELY $344,428,259.70.

NO NFA REGISTERED PRINCIPAL WAS PARTY TO OR NAMED IN THE FCA SETTLEMENT.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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